HINDALCO
ADITYA BIRLA GROUP

REF : AM: SJV:2006

January 13, 2006.

06010284

RECEIVED
2006 JAN 18 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commissi[illegible]
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C. 20549
United States of America
.Fax No. 001 202 5513 450
Tel No 001 202 551-6551.

Dear Sir,

Re : Hinalco Industries Limited
Rule -12g3-2(b) Exemption File No. 82-3428

Sub : Clause 35 of the Listing Agreement.

Pursuant to the aforesaid clause, please find enclosed herewith the Distribution of Shareholding of the Company as on Quarter ended ***31st December, 2005***.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited.

ANIL MALIK
Company Secretary.

Encl : as above.

PROCESSED
JAN 20 2006
THOMSON FINANCIAL

ANNEXURE - A

HINDALCO INDUSTRIES LIMITED

DETAILS OF PROMOTERS AND PERSON ACTING IN CONCERT holding less than 1%

Sr. No.	Category	No. of Shares held	Percentage of Shareholdings
A.	**Promoter's holding**		
1	**Promoters**		
a)	**Indian Promoters**		
i(a)	**Shares held by Directors & Relatives**		
	Mr. Kumar Mangalam Birla	362,400	0.04
	Smt. Rajashree Birla	241,140	0.03
	Smt. Vasavadatta Bajaj	66,020	0.01
	Smt. Neerja Birla	48,000	0.01
	Aditya Vikram Kumar Managalam Birla HUF	269,850	0.03
	Kumar Mangalam Birla F & N G OF Ananyashree Birla	15,000	0.00
	Kumar Mangalam Birla Karta of AVKM Birla HUF	1,660	0.00
	Dr. K.K. Birla	34,120	0.00
	Mr. Arvind Kumar Newar	31,090	0.00
	Smt. Manju Newar	116,320	0.01
	Mr. Ram Das Bhatter	3,100	0.00
	Ms. Jayshree Mohta	91,800	0.01
	Mr. Prakash Mohta	1,250	0.00
	Sub Total i(a)	**1,281,750**	**0.14**
i(b)	**Shares held by Promoters Companies**		
	Birla Group Holdings Private Limited	3,663,360	0.39
	Heritage Housing Finance Limited	308,330	0.03
	Mangalam Services Limited	74,330	0.01
	TGS Investment & Trade Pvt. Ltd.	86,310	0.01
	Global Holdings Private Limited	3,060	0.00
	Sub Total i(b)	**4,135,390**	**0.45**
2	**Persons acting in concert**		
a)	**Other Directors & Relatives**		
	Mr. A K Agarwala	64,160	0.01
	Mr. Chaitan Manbhai Maniar	30,760	0.00
	Mr. D Bhattacharya	2,500	0.00
	Mr. Eruch Byramsha Desai	173,470	0.02
	Mr. Madhukar Manilal Bhagat	2,700	0.00
	Radha Agarwala	106,850	0.01
	Mr. Sangram Singh Kothari	44,080	0.00
	Jayshree Kothari	1,200	0.00
	Mr. B. L. Shah	5,000	0.00
	Mr. Dwarka Dass Rathi	2,000	0.00
	Mr. Shailendra K Jain	160	0.00
	Sub Total 2(a)	**432,880**	**0.05**

HINDALCO INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING AS ON QUARTER ENDING 31/12/2005

Pursuant to Clause 35 of the Listing Agreement

Sr No	Category	No. of Shares held	Percentage of Shareholdings
A.	**Promoter's holding**		
1	**Promoters**		
a)	**Indian Promoters**		
i(a)	**Shares held by Directors & Relatives (Details in Annexure A i(a))**	1,281,750	0.14
i(b)	**Shares held by Promoters Companies**		
1	Turquoise Investments and Finance Pvt. Ltd.	63,951,970	6.89
2	Trapti Trading & Investments Pvt. Ltd.	56,088,430	6.05
3	Trustees holding shares under the scheme of Arrangement between HIL/IGCL/IGFL on behalf of Hindalco	16,316,130	1.76
4	Umang Commercial Company Limited	14,391,940	1.55
5	Other Promoter Companies **(Details in Annexure A i (b))**	4,135,390	0.45
b)	**Foreign Promoters**	Nil	Nil
2	**Persons acting in concert**		
a)	Other Directors & Relatives **(Details in Annexure A 2 (a))**	432,880	0.05
b)	Companies:		
1	Grasim Industries Limited	23,034,530	2.48
2	Pilani Investment & Industries Corporation Limited	22,690,160	2.45
2	Birla Institute of Technology & Science	21,583,090	2.33
4	Indian Rayon & Industries Limited	16,316,130	1.76
5	Others: **Kamal Trading Company Limited**	522,890	0.06
	Sub-Total	**240,745,290**	**25.95**
B.	**Non-Promoters Holding**		
3	**Institutional Investors**		
a.	**Mutual Funds & UTI**	41,237,893	4.44
b.	**Banks, Financial Institutions, Insurance Companies (Central & State Gov. Institutions/Non Government Institutions)**		
1	Life Insurance Corporation of India	60,491,353	6.52
2	General Insurance Corporation of India	9,483,616	1.02
3	Other Financial Institutions & Insurance Companies	33,930,068	3.66
c.	**FIIs**		
1	M and G Investment Management Ltd. A/c The Prudential Assurance Company Limited	19,327,244	2.08
2	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Limited	17,202,910	1.85
3	New World Fund Inc.	15,490,820	1.67
4	Government of Singapore	10,082,568	1.09
5	Other FIIs	121,733,233	13.12
	Sub-Total	**328,979,705**	**35.46**
4	**Others**		
a.	Private Corporate Bodies	39,471,419	4.25
b.	Indian Public	128,208,402	13.82
c.	NRIs/OCBs	40,512,855	4.37
d.	Any other		
1	Morgan Guarantee Trust Co. of New York as Depository of GDR holders	146,876,350	15.83
2	Transhold	2,953,949	0.32
	Sub Total	**358,022,975**	**38.59**
	GRAND TOTAL	**927,747,970**	**100.00**

NOTES :

1 **Total Foreign shareholding :**

	No of shares	Percentage
FIIs	183,836,775	19.82
GDRs	146,876,350	15.83
NRI/OCB	40,512,855	4.37
TOTAL	**371,225,980**	**40.01**

HINDALCO INDUSTRIES LIMITED MUMBAI